FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2023

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X                       Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __                         No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1. Tagrisso plus chemo improved PFS in lung cancer

 17 May 2023

Tagrisso plus chemotherapy demonstrated strong improvement in progression-free survival for patients with EGFR-mutated advanced lung cancer in FLAURA2 Phase III trial

Results support potential for a new treatment option that builds on the benefit of first-line standard of care Tagrisso monotherapy

Positive high-level results from the FLAURA2 Phase III trial showed AstraZeneca's Tagrisso (osimertinib) in combination with chemotherapy demonstrated a statistically significant and clinically meaningful improvement in progression-free survival (PFS) compared to Tagrisso alone for patients with locally advanced (Stage IIIB-IIIC) or metastatic (Stage IV) epidermal growth factor receptor-mutated (EGFRm) non-small cell lung cancer (NSCLC).

Safety results and discontinuation rates due to adverse events were consistent with the established profiles of each medicine. At the time of this analysis, the overall survival (OS) data were immature and will be formally assessed at a subsequent analysis.
Each year, there are an estimated 2.2 million people diagnosed with lung cancer globally with 80-85% of patients diagnosed with NSCLC, the most common form of lung cancer.1-3 Approximately 70% of people are diagnosed with advanced NSCLC. Additionally, about 10-15% of NSCLC patients in the US and Europe, and 30-40% of patients in Asia have EGFRm NSCLC.4-6

Pasi A. Jänne, MD, PhD, medical oncologist at Dana-Farber Cancer Institute and principal investigator for the FLAURA2 trial, said: "As the global standard of care for EGFR-mutated non-small cell lung cancer, osimertinib monotherapy has transformed the treatment landscape allowing many patients the opportunity to achieve improved survival. FLAURA2 provides compelling evidence that the addition of chemotherapy to osimertinib can provide a new option for patients and clinicians that further improves outcomes compared to osimertinib alone and as such, can further delay treatment resistance and disease progression."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "These significant FLAURA2 results show Tagrisso has the potential to offer patients in the first-line setting a new treatment option that can extend the time they live without their disease progressing. This meaningfully builds on successive trials which have demonstrated improved clinical benefit with Tagrisso in patients with EGFR-mutated lung cancer."

The data will be presented at a forthcoming medical meeting and shared with global health authorities.

These results add to the extensive body of evidence for Tagrisso in EGFRm NSCLC, which has improved patient outcomes in both early-stage disease in the ADAURA Phase III trial and late-stage disease in the FLAURA Phase III trial. Tagrisso has also shown proven clinical activity in treating central nervous system (CNS) metastases across settings.

As part of AstraZeneca's ongoing commitment to treating patients as early as possible in lung cancer, Tagrisso is also being investigated in unresectable NSCLC in the pivotal LAURA Phase III trial, with results expected later this year.

Notes

Lung cancer
Lung cancer is the leading cause of cancer death among both men and women, accounting for about one-fifth of all cancer deaths.1 Lung cancer is broadly split into NSCLC and small cell lung cancer.2 The majority of all NSCLC patients are diagnosed with advanced disease.7

Patients with EGFRm NSCLC are particularly sensitive to treatment with an EGFR-tyrosine kinase inhibitor (EGFR-TKI) which blocks the cell-signaling pathways that drive the growth of tumour cells.8

FLAURA2
FLAURA2 is a randomised, open-label, multi-centre, global Phase III trial in the 1st-line treatment of 586 patients with locally advanced (Stage IIIB-IIIC) or metastatic (Stage IV) EGFRm NSCLC. Patients were treated with Tagrisso 80mg once daily oral tablets in combination with chemotherapy (pemetrexed (500mg/m2) plus cisplatin (75mg/m2) or carboplatin (AUC5)) every three weeks for four cycles, followed by Tagrisso with pemetrexed maintenance every three weeks.

The trial was enrolled in more than 150 centres across more than 20 countries, including in the US, Europe, South America and Asia. This is the final analysis of the primary endpoint of PFS. The trial is ongoing and will continue to assess the secondary endpoint of OS.

Tagrisso
Tagrisso (osimertinib) is a third-generation, irreversible EGFR-TKI with proven clinical activity in NSCLC, including against CNS metastases. AstraZeneca continues to explore Tagrisso as a treatment for patients across multiple stages of EGFRm NSCLC.
Tagrisso is approved as monotherapy in more than 100 countries including in the US, EU, China and Japan. These include for 1st-line treatment of patients with locally advanced or metastatic EGFRm NSCLC, locally advanced or metastatic EGFR T790M mutation-positive NSCLC, and adjuvant treatment of early-stage (IB, II and IIIA) EGFRm NSCLC, where Tagrisso recently demonstrated a statistically significant and clinically meaningful OS benefit.

In addition to investigating Tagrisso and chemotherapy in late-stage disease (FLAURA2), AstraZeneca has several ongoing Phase III trials focused on earlier stages of lung cancer. Tagrisso is being tested in the neoadjuvant resectable setting (NeoADAURA), in the Stage IA2-IA3 adjuvant resectable setting (ADAURA2), and in the Stage III locally advanced unresectable setting (LAURA).

The Company is also researching ways to address tumour mechanisms of resistance through the SAVANNAH and ORCHARD Phase II trials, and the SAFFRON Phase III trial, which test Tagrisso given concomitantly with savolitinib, an oral, potent and highly selective MET TKI, as well as other potential new medicines.

AstraZeneca in lung cancer
AstraZeneca is working to bring patients with lung cancer closer to cure through the detection and treatment of early-stage disease, while also pushing the boundaries of science to improve outcomes in the resistant and advanced settings. By defining new therapeutic targets and investigating innovative approaches, the Company aims to match medicines to the patients who can benefit most.

The Company's comprehensive portfolio includes leading lung cancer medicines and the next wave of innovations, including Tagrisso (osimertinib) and Iressa (gefitinib); Imfinzi (durvalumab) and Imjudo (tremelimumab); Enhertu (trastuzumab deruxtecan) and datopotamab deruxtecan in collaboration with Daiichi Sankyo; Orpathys (savolitinib) in collaboration with HUTCHMED; as well as a pipeline of potential new medicines and combinations across diverse mechanisms of action.

AstraZeneca is a founding member of the Lung Ambition Alliance, a global coalition working to accelerate innovation and deliver meaningful improvements for people with lung cancer, including and beyond treatment.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
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References
1.
World Health Organisation. International Agency for Research on Cancer. Lung Fact Sheet. Available at: https://gco.iarc.fr/today/data/factsheets/cancers/15-Lung-fact-sheet.pdf. Accessed May 2023.
2.
LUNGevity Foundation. Types of Lung Cancer. Available at: https://lungevity.org/for-patients-caregivers/lung-cancer-101/types-of-lung-cancer. Accessed May 2023.
3.
Cheema PK, et al. Perspectives on treatment advances for stage III locally advanced unresectable non-small-cell lung cancer. Curr Oncol. 2019;26(1):37-42.
4.
Szumera-Ciećkiewicz A, et al. EGFR Mutation Testing on Cytological and Histological Samples in Non-Small Cell Lung Cancer: a Polish, Single Institution Study and Systematic Review of European Incidence. Int J Clin Exp Pathol. 2013:6;2800-12.
5.
Keedy VL, et al. American Society of Clinical Oncology Provisional Clinical Opinion: Epidermal Growth Factor Receptor (EGFR) Mutation Testing for Patients with Advanced Non-Small-Cell Lung Cancer Considering First-Line EGFR Tyrosine Kinase Inhibitor Therapy. J Clin Oncol. 2011:29;2121-27.
6.
Ellison G, et al. EGFR Mutation Testing in Lung Cancer: a Review of Available Methods and Their Use for Analysis of Tumour Tissue and Cytology Samples. J Clin Pathol. 2013:66;79-89.
7.
Cagle P, et al. Lung Cancer Biomarkers: Present Status and Future Developments. Archives Pathology Lab Med. 2013;137:1191-1198.
8.
Cross DA, et al. AZD9291, an Irreversible EGFR TKI, Overcomes T790M-Mediated Resistance to EGFR Inhibitors in Lung Cancer. Cancer Discov. 2014;4(9):1046-1061

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 17 May 2023

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary